December 21, 2007


VIA EDGAR

Daniel Morris
Attorney Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561


         RE:     Con-way Inc.
                 Definitive Proxy Statement on Schedule 14A
                 Filed on March 9, 2007
                 File No. 001-05046


Dear Mr. Morris:


     Con-way Inc. (the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated December 10, 2007 (the "Comment Letter"), with respect to the Definitive Proxy Statement on
Schedule 14A filed by the Company with the Commission on March 9, 2007
(File No. 001-05046) (the "Proxy Statement").

     The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response. Capitalized terms used but not defined in this letter have the meanings given to those terms in the Proxy Statement.

1. We note your response to prior comment 4. Please confirm that you will identify the companies used to benchmark compensation for each named executive officer and describe in each instance how the benchmarking companies were selected (including the method by which your company's "relative size" is measured for benchmarking purposes).

        Response: In future filings we will identify the companies used to benchmark compensation for each named executive officer and describe in each instance how the benchmarking companies were selected (including the method by which our company's relative size is measured for benchmarking purposes).

2. While we note your supplemental response to prior comment 5, it does not appear that you have undertaken to provide additional disclosure in future filings. Please confirm that you will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. In so doing, please identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

        Response: In future filings we will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. In so doing, we will identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

3. You have not disclosed all of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. While we note your response to prior comment 6, causal connection between the disclosure of all performance targets and any competitive harm is not clear. If you believe that certain of your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion.
        We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of
        Item 402(b) of Regulation S-K. Please refer to prior comment 6 for additional guidance, as appropriate.

        Response: We will file a supplemental response to this comment under separate cover no later than January 11, 2008. Consequently, our response to this comment is omitted from this letter. We will likely be requesting confidential treatment under Rule 83 for the supplemental response.

4. We re-issue prior comment 7. Please confirm that you will provide additional detail and analysis of how individual performance contributes to actual compensation of the named executive officers in future filings. Please disclose for each named executive officer the elements of individual performance, both quantitative and qualitative, and specific contributions considered by the compensation committee in its evaluation. If applicable, please also disclose how the elements and contributions were weighted and factored into specific compensation decisions.

        Response: In future filings we will provide additional detail and analysis of how individual performance contributes to actual compensation of the named executives. For each named executive we will disclose the elements of individual performance, both quantitative and qualitative, and specific contributions considered
        by the Compensation Committee in its evaluation.   If applicable, we
        will also disclose how the elements and contributions were weighted and factored into specific contribution decisions.

5. While we note your response to prior comment 8, please confirm that your disclosure in future filings will include a more detailed discussion of the material differences between the compensation payable to the named executive officers.

        Response: In future filings we will include a more detailed discussion of the material differences, if any, between the compensation payable to the named executive officers.

6. While we note your supplemental response to prior comment 10, it does not appear that you have undertaken to provide additional disclosure in response to the comment. We request that you expand your disclosure to discuss the factors considered in determining whether awards for an executive employed by a subsidiary will be based upon EBITDA/ROCE for the company or the subsidiary. Please confirm that you will comply with this comment in future filings.

        Response: In future filings, we will discuss the factors considered in determining whether awards for an executive employed by a subsidiary will be based upon EBITDA/ROCE for the Company or a subsidiary.

7. We note your response to our prior comment 11, however, it appears that the first sentence of our prior comment may have been unclear. Accordingly, we re-issue the prior comment in part. Please confirm that you will describe and explain the rationale for setting your payment and benefit at their current levels. In so doing, disclose why you believe that the current levels are appropriate.

        Response: In future filings, we will describe and explain the rationale for setting our severance payments and benefits at their current levels and in doing so explain why we believe that the current levels are appropriate.

                                       *       *       *

     If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (650) 378-5326.


                                          Very truly yours,

                                          /s/ Jennifer W. Pileggi
                                          ------------------------

                                          Jennifer W. Pileggi
                                          Senior Vice President, General Counsel
                                          and Secretary